SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

350456100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge MA, 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Biopharma Partner,

Earlier today, it was announced that Foundation Medicine, Inc. and Roche have entered into a definitive agreement for Roche to acquire the outstanding shares of FMI’s common stock not already owned by Roche. FMI has been majority owned by Roche since 2015, and upon a successful completion of the tender, Foundation Medicine will become a wholly-owned by Roche. As is the case now, FMI will continue to exist and to function as an independent subsidiary of Roche.

This step further validates what FMI has achieved in bringing new advances in molecular testing to patients, including approval of F1CDx, making IO therapy more accessible to patients through novel biomarkers like MSI and TMB, and innovating in the development in blood TMB. The intent with by Roche in increasing its commitment to FMI is to further accelerate the ubiquity of FMI’s high quality comprehensive genomic profiling (CGP) testing for the benefit of the entire healthcare ecosystem.

Roche understands how integral Biopharma is to our business, and has not wavered in its commitment to our Biopharma partnerships. Roche shares our view that CGP can only become standard of care if all biopharma partners have an equal opportunity to participate. To this end, Roche absolutely is committed to FMI independently and confidentially meeting our partner commitments.

I have attached the Press Release. Please let me know if it would be helpful to get on the phone or speak with anyone else at YYY.

Additional Information

The tender offer by Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. for the outstanding common stock of Foundation Medicine, Inc. (“Foundation Medicine”) has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Foundation Medicine will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors” section of Foundation Medicine’s website at http://www.foundationmedicine.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated actions by the Special Committee or the Company. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Express or implied forward-looking statements reflect our current views about our expectations, strategy, plans, prospects or intentions, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, uncertainties as to whether any transaction is eventually agreed between the Company and Roche or the timing of any such transaction; the possibility that various closing conditions of any transaction, if and once agreed, may not be satisfied or waived; the effect that Roche’s offer, this announcement or any eventual transaction have on our relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and the risks described under the caption “Risk Factors” in Foundation Medicine’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission, as well as other risks detailed in Foundation Medicine’s subsequent filings with the Securities and Exchange Commission, as well as the tender offer documents to be filed by 062018 Merger Subsidiary, Inc., a wholly-owned subsidiary of Roche Holdings, Inc., and the Solicitation/Recommendation Statement to be filed by Foundation Medicine, as well as the tender offer documents to be filed by 062018 Merger Subsidiary, Inc., a wholly-owned subsidiary of Roche Holdings, Inc., and the Solicitation/Recommendation Statement to be filed by Foundation Medicine. All information in this press release is as of the date of the release, and Foundation Medicine undertakes no duty to update this information unless required by law.